November 29, 2006	direct phone: 515-242-2459
direct fax: 515-323-8559
email: bandstra@brownwinick.com
Barbara C. Jacobs
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Homeland Energy Solutions, LLC Amendment No. 3 to Registration Statement on Form SB-2 filed November 22, 2006 File No. 333-135967
Dear Ms. Jacobs:
We are in receipt of your letter dated November 29, 2006 providing comments on our amended registration statement on Form SB-2 as filed on November 22, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 4 to Form SB-2, which includes the revisions made pursuant to your comments.
Amendment No. 3 to Registration Statement on Form SB-2
1.	We note your amendment to your operating agreement regarding your change of fiscal year end to December 31. This change appears to raise a concern with respect to Item 310(b) of Regulation S-B which requires that your registration statement include interim financial statements for your most recent quarter. As you current interim financial statements are as of July 31, 2006 it would appear that updating your registration statement would be necessary. One consideration to address this concern is to have your fiscal year end change be effective after the effectiveness of your registration statement. Please advise.
RESPONSE: While the Amendment to the Operating Agreement adopted a Fiscal Year End of December 31, the Amendment also empowered the Board of Directors of the Company to change the Fiscal Year by resolution in the future. The Board of Directors has resolved to adopt a Fiscal Year End of October 31 for Fiscal Year 2006 to be consistent with the financial statements and disclosures in the notes to the financial statements. The Board of Directors may, in their discretion, adopt a Fiscal Year End of December 31 in the future.

November 29, 2006

2.	Please note that your disclosure should include a discussion of your intent to change your fiscal year end. Please further note that upon the effectiveness of your registration statement, it appears that the transition report requirements of Rule 13a-10 under the Exchange Act would need to be followed to change your fiscal year end to December 31, 2006 for purposes of reporting under the Exchange Act.
RESPONSE: We have revised the registration statement to clarify that while on November 14, 2006, the Company amended their Operating Agreement to adopt a Fiscal Year End of December 31, that amendment also included a provision that gives the Board of Directors the authority to adopt a different Fiscal Year, so long as the Fiscal Year chosen is not contrary to the Code or any provision of any state or local tax law. Thus, the Board of Directors has subsequently resolved to adopt a Fiscal Year End of October 31 for reporting obligations for Fiscal Year 2006. The Board may, in its discretion, adopt a Fiscal Year End of December 31 for reporting obligations in the future. We included this discussion under the “Critical Accounting Policies” heading of the “Management’s Discussion and Analysis” section as well as in the section entitled “Summary of our Operating Agreement”. Finally, the Company will follow the transition report requirements of Rule 15d-10 under the Exchange Act in the event that the fiscal year is changed. If the Company has registered under the Exchange Act at the time the fiscal year is changed, the Company will follow the transition report requirements of Rule 13a-10 under the Exchange Act.
Additional Changes/Updates by the Registrant
The Registrant would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 3 to its registration statement on Form SB-2 as follows:
The Registrant has reverted the note to the July 31, 2006 financial statements regarding the Fiscal Year to its original disclosure, which states that states that while the Company has a fiscal year ending on November 30 [as of July 31, 2006], the Company intends to adopt a fiscal year ending on October 31 for reporting obligations.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,
/s/ Valerie D. Bandstra

Valerie D. Bandstra